Exhibit 99.2

By Electronic Delivery to:yudunde@tuniu.com

June 26, 2020

Mr. Anqiang Chen

Financial Controller

Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

Re:	Tuniu Corporation (the “Company”)
Nasdaq Symbol: TOUR

Dear Mr. Chen:

On May 18, 2020, Staff notified the Company that its common stock failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. Since then, Staff has determined that for the last 10 consecutive business days, from June 12 through June 25, 2020, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1) and this matter is now closed.

If you have any questions, please contact me at +1 301 978 8052.

Sincerely,

Moira Keith

Associate Director

Nasdaq Listing Qualifications